FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the script related to Registrant’s conference call held on February 13, 2013 after the announcement of Registrant's results for the fourth quarter and full year 2012.

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Registration Nos. 333-160683 and No. 333-174142) and the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476 and 333-180552).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated February 14, 2013	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat Fourth Quarter and Full Year 2012 Conference Call Script
February 13, 2013

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Gilat’s fourth-quarter and full year 2012 results conference call. All participants are at present in listen-only mode. Following management's formal presentation, instructions will be given for the question-and-answer session. For operator assistance during the conference, press *0.  As a reminder, this conference is being recorded February 13, 2013.

I would now like to turn over the call to Phillip Carlson from KCSA to read the safe harbor. Phillip, please go ahead.

Phillip Carlson - KCSA

Thank you. Good morning, good afternoon, everyone. Thank you for joining us today for Gilat's fourth quarter and year end 2012 results conference call. A recording of this call will be available beginning at approximately noon Eastern Time today, February 13th, until February 15th, at noon.

Our earnings press release and website provide details on accessing the archived call. Investors are urged to read the forward-looking statements in our earnings releases, which state that statements made on this earnings call which are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results.

Gilat is under no obligation to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. We expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities and Exchange Commission.

That said, on the call today is Erez Antebi, Gilat's Chief Executive Officer, and Yaniv Reinhold, Chief Financial Officer. Erez, please go ahead.

Erez ANTEBI - Gilat Satellite Networks Ltd. - CEO

Thank you Phil and good day everyone. I would like to begin by providing a high-level overview of the fourth quarter and year end results, and then discuss some of the significant advancements we have made this quarter. Following my comments, Yaniv will discuss our financial results. I will then summarize and open the call for questions.

The fourth quarter was another positive quarter for Gilat, highlighted by continued improvement in revenues, excellent cash generation and further operational improvements. Before I discuss some of the business highlights, I will briefly review our financial performance for the quarter and full year.

Our revenues increased to $97.4 million in Q4, up by 9% from the third quarter of 2012, with EBITDA reaching $10.7 million or 11.0% of revenues.  For the full year, our revenues increased to $348.4 million, up 3% from 2011, with EBITDA reaching $32.1 million, or 9.2% of revenues.

I am happy to report that we achieved the high end of our revenue guidance range for the year. In addition, over the last three quarters, we succeeded to increase EBITDA to 10.7%. However, we fell slightly short of our management objectives for annual EBITDA target of 10% due to a soft first quarter.

In addition to strong revenues and profitability, we also generated significant cash from operating activities of $18.1 million during the quarter.  As of the end of 2012, we had $21.4 million cash over debt, up from the $4.4 million we started with at the beginning of the year. Yaniv will discuss more in detail our efforts on improving working capital and what we have achieved.

On a non-GAAP basis, our operating income was $6.6 million in the fourth quarter of 2012 compared to $5.7 million in the third quarter of 2012.

I’d like to take a moment to talk about Wavestream. Wavestream is a great company with excellent technological advantages. The company is profitable and cash positive. Following a soft quarter in Q1 of 2012, Wavestream achieved three consecutive quarters of revenue growth, profitability growth and increased cash generation. Looking into the future, we are encouraged by the deal funnel we see and we are also encouraged by the recent deals that were signed with TECOM and Honeywell in the airborne industry, which is yet another testament to the great products that Wavestream develops.

We believe that Wavestream will continue to grow in the future, both in revenue and profitability. However, the continuing pressure and ongoing uncertainties surrounding future spending on DoD budgets in the U.S., as well as other elements, have led us to extend our anticipated timeframe and moderate the forecasted pace of growing the Wavestream business. Therefore this quarter we are taking a non-cash impairment of goodwill and other intangible assets charge related to Wavestream in the amount of $31.9 million.

As a result of this non-cash impairment, on a GAAP basis, we recorded a net loss of $23.2 million for the full year compared to a net loss of $5.9 million in 2011.

Before I move to the business highlights for this quarter, I would like to make one comment with regards to our efforts to reduce costs. During 2012 we focused on reducing costs and the integration of Wavestream and RaySat Antenna Systems into Gilat. I am happy to report that this conscious effort to save costs has resulted in a total of $8.3 million in reduced operational expenses from 2011 to 2012, a reduction which came from across most departments.  We will continue to focus on cost efficiencies as we continue the integration process.

I will now discuss some of our business highlights for the quarter, starting with our Commercial Division.

Our Commercial Division had a strong quarter, which was highlighted by both existing contract execution as well as new contract wins.

First, I will discuss our move into the consumer market and the progress we are making in Europe with SES and Hispasat, and NBN Co. in Australia.

Toward the end of 2012 we started to see initial sales of CPE’s by European ISP’s for the SES Broadband Service. The SES Ka-band satellite was launched in September, and the SBBS service commenced in mid- December. We are very excited about this opportunity as we have started to gain momentum on our Ka-band initiative and we are seeing additional orders from additional European ISP’s. We expect the momentum from the Ka-band multi-spot beam opportunity to continue during 2013 and onward.

Hispasat in Spain is another consumer project, based on our technology, which is also progressing quite well. Hispasat recently announced that they have reached a total of 4,000 antennas deployed throughout Spanish territory, which makes them the market leader in the satellite residential broadband market in Spain.

In Australia our implementation at NBN Co. continues to progress very well. This network rollout has been a solid revenue source for more than a year and as we have stated in the past, the network may grow to as many as 48,000 sites by late 2015.

Moving forward to other verticals in our Commercial Division, we are very excited about some of our recent wins since our last quarterly conference call.

We recently announced that we have partnered with Huawei to deliver a cellular backhaul solution to a Southeast Asian Mobile Network Operator.  As part of this project we will supply and install a SkyEdge II hub, VSATs, and related services including remote site installation.

Last week we announced that we were selected by ALEF Soluciones Integrales (ALEF), and GSAT Comunicaciones (GlobalSat), one of Mexico's largest satellite service providers, to provide over 7,000 SkyEdge VSATs in support of the Mexican government’s new 'SCT 10K' service. The 'SCT 10K’ service is a Ministry of Communication and Transportation initiative that will provide classrooms and government offices with broadband Internet connectivity.

And finally, in the banking industry, we announced that Gilat was selected by Bharti and by Tata's Nelco to provide VSATs for India’s Ministry of Finance National ATM Initiative. It is expected that Gilat will provide up to 30,000 ATM sites with secured broadband satellite-based communications as part of this contract.

As we turn our attention to our Defense Division, we have made good progress this quarter and are excited about the opportunities that lie ahead.

During the quarter we closed several Defense-based deals including a project for quick deploy forces for a South American Air Force where Gilat will be providing SkyEdge II hubs and VSAT terminals, antennas and BUCs. Another deal we closed during the quarter is to supply our SatTrooper Manpacks to the military of an undisclosed country.

And in a project with a Southeast Asian Navy, we will upgrade its ground operations with an IP-based satellite communications system, which will provide enhanced broadband services while also enabling strategic military communications on board the Navy's mobile vehicles.

Moving to the Avionics arena our Wavestream subsidiary was awarded an exclusive contract with Honeywell to supply Ka-band transceivers for integration into airborne antenna systems to provide in-flight connectivity to the Inmarsat Global Xpress network. While scaled production for the transceivers is not expected to begin until sometime in 2014, we believe this contract win is a reflection of our strong satellite-on-the-move technology and solidifies our position in the growing in-flight connectivity market.

Further evidence of our growing presence in this market is our recent agreement with TECOM Industries to provide Commercial FAA Certified 25W and 40W Ku-band AeroStream transceivers for integration into TECOM’s KuStream 1000 and KuStream 1500 broadband antenna systems for onboard use in commercial and military aircraft.

Moving to our Services Division, we recently announced a deal that came from Gilat Peru, that won a $9.6 million contract with Peru’s state bank, Banco de la Nacion, a Gilat customer for over 10 years.

Spacenet was awarded a 5-year base contract by one of the world’s leading delivery service organizations to upgrade and provide network connectivity to more than 5,700 locations. The contract, valued at over $20 million, includes an option for the organization to extend the 5-year base period of performance for three further three-year periods for a total potential contract period of 14 years.

Spacenet also closed additional projects during the quarter including CenterPoint Energy for VSAT services expansion and Valero for broadband and VSAT technology refresh.

That concludes our business overview. I would now like to turn the call over to Yaniv Reinhold, our CFO, who will review the financials. Yaniv, please?

Yaniv REINHOLD - Gilat Satellite Networks Ltd. - CFO

Thanks, Erez and hello everyone. I would like to remind everyone that our financial results are presented both on a GAAP and non-GAAP basis. The GAAP financial results include the effect of non-cash stock options expenses as per ASC 718, other income, costs related to acquisition transactions, impairment of goodwill and intangible assets and restructuring costs and amortization of intangible assets related to acquisition transactions.

The reconciliation table in our press release highlights this data, and our non-GAAP information is presented excluding these items.

Revenues for the fourth quarter of 2012 were $97.4 million, compared to $93.6 million for the same period in 2011. The increase is due mainly to strong sales in our commercial division with higher revenue levels from the NBN Co. project in Australia.

Our revenues for the fiscal year of 2012 increased by 3% and reached $348.4 million compared to $339.2 million for the same period in 2011.

Our gross margin for the fourth quarter, on a non-GAAP basis, was 35.5% compared to 37.8% in the comparable period last year. As we have mentioned in the past, our gross margin is affected quarter to quarter by the regions in which we operate and the types of deals we recognize.

Our gross margin for 2012, on a non-GAAP basis, was approximately 34.4% compared to 38% for 2011. This decrease is due mainly to the growth we have achieved in our revenues from systems integration elements in our business such as in NBN Co as well as the other types of deals we have secured during the year.

Operational expenses from 2011 to 2012 decreased by $8.3 million, as a result of our focused effort on reducing costs and the integration of Wavestream and RaySat Antenna Systems into Gilat, including the streamlining of operational and R&D processes.

Our operating loss for the quarter, on a GAAP basis was $28.1 million compared to an operating loss of $15.2 million in the fourth quarter of 2011.

Our operating loss for 2012, on a GAAP basis was $25.1 million compared to an operating loss of $12.3 million for the same period in 2011.

The GAAP operating loss was affected by the non-cash impairment of goodwill and other intangible assets of $31.9 million as well as restructuring costs relating to cost reduction efforts in the amount of $0.3 million, totaling $32.2 million.

As Erez mentioned previously, the continuing pressure and ongoing uncertainties surrounding future spending on DoD budgets in the U.S., as well as other elements, have led us to extend our anticipated timeframe and moderate the forecasted pace of growing the Wavestream business. This led us to reevaluate the investment level on our books and resulted in a non-cash impairment of the related goodwill and intangible assets in accordance with ASC 350.

On a non-GAAP basis, operating income was $6.6 million in the fourth quarter of 2012 similar to the comparable quarter of 2011.

On a non-GAAP basis, operating income for 2012 was $16.8 million compared to $17.5 million for the same period in 2011.

With regards to backlog, we enter 2013 with a backlog of $239 million. We have seen a decrease in backlog mainly from our Services Division, which was impacted by the Compartel project. As we announced previously, we did not place a proposal for the rebid of the continuation of the Compartel project in Colombia, which includes the sites we are currently servicing. This was due to economic conditions in the terms of the rebid which we considered unfavorable. These factors were partially offset by an increase in Defense backlog.

Increasing cash flow has been one of the goals of the company and the focus of the management team throughout the year. Our cash flow from operating activities in this quarter increased by $18.1 million.

We continue to focus our efforts on improving our working capital. This was mainly reflected by a reduction of approximately $6.9 million in our inventory from $31.9 million at the end of 2011 to $25 million at the end of 2012.

Our trade receivables at the end of the quarter were $61 million representing a DSO of 56 days.

Looking at our debt and cash balances, while our total debt as of December 31, 2012 was $48.7 million, our total cash balances, including restricted cash, net of short-term bank credits, amounted to $70.1 million. In the beginning of October we repaid $14.6 million of convertible notes plus accrued interest. This was the main reason for the decrease in our debt. We started 2012 with $4.4 million in net cash and following strong cash generation, especially in the fourth quarter, we were able to close 2012 with $21.4 million in net cash.

Our shareholders' equity at the end of the quarter totaled $242 million.

This concludes our financial review for the quarter, and I would now like to turn the call back to Erez. Erez?

Erez ANTEBI - Gilat Satellite Networks Ltd. - CEO

Thank you, Yaniv. We are very pleased with our overall numbers for the 4th quarter as well as year-end 2012.

This quarter was highlighted by a 9% revenue growth from the third quarter of 2012, EBITDA margin of 11% and over $18M of operating cash generation.

Although we are taking the non-cash impairment related to Wavestream, we are confident in their performance going forward.

Looking into 2013 our management’s objectives are to achieve revenues in the range of $350 million and $360 million and maintain EBITDA margin levels of 9%, similar to the levels achieved in 2012. We expect that top line growth will result from a combination of growth in our defense division, partially offset by the anticipated reduction in Services division revenues mainly attributable to Colombia.

That concludes our review. We would now like to open the floor for questions. Operator, please?

Operator

(Operator Instructions for Q&A session)

Thank you. Ladies and Gentlemen, at this time we will begin the question and answer session. If you have a question, please press *1. If you wish to cancel your request please press *2. If you are using speaker equipment kindly lift the handset before pressing the numbers. Your questions will be polled in the order they are received. Please standby while we poll for your questions. The first question is from James Breen of William Blair, please go ahead.

James Breen:
Uh, thanks. Can you give us more color around Wavestream with respect to the U.S. government? How do you see that trending throughout this year? And then also can you talk about some of the seasonality associated with the business in terms of potential revenue step down in the first quarter and then ramping from there. And then lastly, as we look, you've seen good growth from some of the international markets, how do you see your overall business makeup change over the course of the next twelve months with respect to the currency impacts?  Thanks.

Erez Antebi:
Ok, the first question I believe was related to Wavestream and how we see that with the D.O.D. I think the keyword here is uncertainty with respect to the budget and the programs. Just to remind, I think you and everyone, that in terms of D.O.D programs, there are programs of record that are rewarded to prime contractors and then Wavestream provides those prime contractors with amplifiers and BUCs. The uncertainty on the defense budget, and the spending and how it will relate in one way of another to very specific programs is very hard for us to judge so we are looking at it. We are seeing the discussions on, we are now still on continued resolution, we are seeing discussions on sequestration. It is very, very hard to pinpoint exactly which programs will be hit by what degree, but as an overall estimate I think we are seeing more softness in that area and therefore we've somewhat modified our outlook on that. With respect to seasonality, we have typically over the last three years, we've seen that the first quarter is our softest quarter and the fourth quarter is our strongest quarter. We've seen that the last three years, in 2012 as well, we would expect that that trend will continue. I am sorry; I don’t remember the third question.

James Breen:	Just with respect to you growing a lot of business internationally, in different markets, wondering how currency has affected you in the quarter.

Yaniv Reinhold:
We operate most of our operations are done in U.S. dollars so we do not expect to be affected from currency changes. In Israel, we have a significant expense coming from the salary of the employees. We are hedged over most of next year.

James Breen:	Perfect. Thank you.

Operator:	The next question is from Andrew Uerkwitz of Oppenheimer, please go ahead.

Andrew Uerkwitz:
Hey, thanks guys. Just a quick question around EBITDA margins, you guys did a very good job growing that for 2012, as well as cutting some expenses. Is thirteen just an expectation of a soft quarter and kind of the same trend that we saw in twelve, or… Why is it kind of ticking down here?

Erez Antebi:	I don't think it is ticking down. We said that we would expect it to be around the same level of 9%, which is what we did in 2012, so…

Andrew Uerkwitz:
Yeah, I guess what I said is that you sequentially were able to grow from first, second, third and fourth, so I guess, and your revenues are growing, and you cut expenses, so I guess I would have thought it would have been higher, so is there an expectation that expenses are going to continue to grow in thirteen? That it will start to grow again in thirteen? Because if you look at EBITDA margin, I think if I remember correctly, third and fourth quarter were definitely well above ten, and so I guess the way I look at it is for you know, modeling purposes, for us to get back to a nine, I feel like something has to go back up, or something has to happen here in thirteen. Or what am I missing?

Yaniv Reinhold:
We have actually two issues here. One of them is the seasonality issue, for the last three years. And we do not expect, you know, Q1 to be improved over Q4.  This is the first thing. The second thing is the mixture of deals between the divisions. As Erez explained, we will have a… we forecast a decrease in revenues and following that by, sorry, following with the profitability coming from the services which will be off stated by an increase from the defense. So the mixture will bring us approximately to the… we expect the same level of 2012.

Andrew Uerkwitz:	Okay, you mentioned Wavestream has improved over quarter, over quarter, can you give us a little color on Raysat?

Erez Antebi:	Unfortunately, we don't report separately each of the subsidiaries. We will be reporting as whole divisions.

Andrew Uerkwitz	Okay, great. Thank you.

Operator:	The next question is from Gunther Karger of Discovery Group, please go ahead.

Gunther Karger:
Yes, Good Morning.  I have a question regarding the Wavestream and the sequester that has been referenced. Does your revised projection assume that the sequester will be implemented? And on the other hand, if the sequester is delayed or possibly even drastically modified, will that alter your projection for Wavestream?

Erez Antebi:
I think that, you know, like I said before, we don’t, we’re not selling directly to the partner of defense but we are selling to the integrators and prime contractors, supplying to the partners of defense, on specific programs.  So I think we will have to look at what happens to the specific programs to which we are intended to supply and what the level is there.

Gunther Karger:	Thank you.

Operator:	The next question is from Bruce Roberts of National Securities, please go ahead.

Bruce Roberts:
Yes, thanks for taking my question, guys. I was just curious, back to the EBITDA question, in the fourth quarter SG&A's percentage of sales kind of went up year over year to twenty two percent from twenty and a half percent a year ago, and then you know, I am trying to connect that, integrate that concept with the idea that you saved eight million in expenses during the year, and sort of relate that to the idea that, you know could you continue to get that kind of run rate of expense reduction in 2013 and if so, again why wouldn’t EBITDA margins be higher? So I mean is it a question of  mixture of revenues, I mean you have lower growth margin revenues coming in in 2013 or if you could just expand upon that I’d really appreciate it.

Yaniv Reinhold:	We expect a different mixture of deals, but all in all, we will be at the same level of margins and this will go down until the EBITDA margin.

Bruce Roberts:	Right. And could you just address you know, SG&A to sales, why that picked up 150 basis points over the year and does that, will it stay at 22% for the year 2013 or can that come down?

Yaniv Reinhold:
In our SG&A, obviously there are variable expenses and fixed expenses. In terms of fixed expenses, we will keep pushing for efficiency and working on all aspects of, efficiencies and cost reduction. In terms of variable costs it really depends on the mixture of deals. Some places you have higher variable costs, such as agent commission and freight, and others you have the, less than that, so it really depends on the mixture we will have in 2013.

Bruce Roberts:
Okay, and if I may just one more question please? In 2013, looking at your revenue growth guidance, the midpoint which would suggest around 3% year over year, given you know the rapid growth in Ka-bands that you guys referenced in your opening comments, is it possible that that business will you know, it sounds like it’s accelerating and you guys are pretty excited about that business, could that have an upward bias on your 3% revenue growth target as the year unfolds?

Erez Antebi:
Things, many things could happen, but I think what we said that we are excited about the growth that we’re seeing in one part of the business, but we also are aware of the fact that we expect a reduction in revenues coming from the services division especially from Columbia, so we have a blended mix for the result.

Bruce Roberts:	Okay, alright. Thank you.

Operator:	The next question is from Jonathan Art of Kaufmann Fund. Please go ahead.

Jonathan Art:
Yes, Erez, could you follow up a little bit on maybe quantifying how much growth you expect in defense this year and in particular, what the product lines that you’re expecting, or what projects you expect growth in? And could you remind us how large Compartel was and what the margins were on that program?

Erez Antebi:
Jonathan, I’d really rather not give specific numbers on projected growth for each of the divisions. With respect to Compartel, I’m trying to remember the last, I think the last extension we got on Compartel was for about 10, was for about 10 million dollars for a period of about six months, and we did not publish margins on that deal.

Jonathan Art:	And when does Compartel end?

Erez Antebi:	I’m sorry, if there was a question, we couldn’t hear it.

Jonathan Art:	Yes, when does Compartel stop accruing revenue for you?

Erez Antebi:	The current contract ends at the end of this quarter.

Jonathan Art:	And is there any other way to leverage the assets some place to continue to get revenue?

Erez Antebi:	As we stated previously, there are several options that we are looking at and we’re exploring them and we don’t, and that’s all I can say at this point.

Jonathan Art:	Thank you.

Operator:	The next question is from Chris Quilty of Raymond James. Please go ahead.

Chris Quilty:
Good afternoon. I hate to beat a dead horse on the Wavestream, but a specific question; in the past you’ve kind of given a general exposure on the WIN-T Program as the single largest program for Wavestream. Can you give us where you finished up in terms of exposure for 2012 and what your longer term forecast is for sort of mixed within that business of both defense, commercial activities and perhaps some of the new stuff you’re seeing in aviation?

Erez Antebi:
In past years, Wavestream was delivering significant product to WIN-T, Increment 1 Programs through GD, that has basically, that has basically dried up. What will happen in the future on that I cannot say. I don’t know. We are growing in a variety of different areas and I think we mentioned one at least in this conference call, which is the aviation sector, with TECOM and Honeywell.

Chris Quilty:	And also I think you have been targeting some applications in broadcast. Have you had any success there?

Erez Antebi:	We’ve been selling our amplifiers to a variety of different customers and as these deals come across and if they’re interesting enough, we publish them.

Chris Quilty:	Gotcha. And any update on the Russian Ka-band opportunity that you announced last year?

Erez Antebi:	Not at this point, no.

Chris Quilty:	And are you still targeting other potential consumer Ka-broad band opportunities or...?

Erez Antebi:	Yes. Yes, we are definitely targeting other such opportunities.

Chris Quilty:	Very good. Thank you.

Erez Antebi:	You’re welcome.

Operator:	This next question is a follow up question from Gunther Karger of Discovery Group. Please go ahead.

Gunther Karger:	Yes, thank you. Do you have any comments relevant to the recent institutional buys and sells of the very large blocks of stock?

Erez Antebi:	No, we do not comment on that.

Gunther Karger:	Thank you.

Operator:
If there are any additional questions, please press *1. If you wish to cancel your request, please press *2. Please stand by while we poll for more questions. There are no further questions at this time. Before I ask Mr. Erez Antebi to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US, please call 1-888-295-2634. In Israel, please call 03-9255900. Internationally, please call 972-3-9255900. Mr. Antebi, would you like to make your concluding statement?

Erez Antebi:
Yes, thank you, operator. I’d like to thank everyone for your time today. We appreciate your joining us on the call. I hope we were able to give you a good understanding of the results at hand. We appreciate your continued support. Thank you and good afternoon.

Operator:	Thank you. This concludes the Gilat, this concludes Gilat’s 4th quarter and full year 2012 results conference call. Thank you for your participation, you may go ahead and disconnect.